UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vanguard Natural Resources, LLC

(Name of Issuer)

Common units representing limited liability company interests

(Title of Class of Securities)

92205F106

(CUSIP Number)

October 8, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92205F106

1	Name of reporting person: Montierra Minerals & Production, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,151,523
	6	Shared voting power 0
	7	Sole dispositive power 1,151,523
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,151,523
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.88% (1)
12	Type of reporting person PN

(1)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: Montierra Management LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,160,830(1)
	6	Shared voting power 0
	7	Sole dispositive power 1,160,830(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,160,830(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.89% (2)
12	Type of reporting person OO (Limited Liability Company)

(1)	Montierra Management LLC is the sole record owner of 9,307 common units. Montierra Management LLC is the general partner of Montierra Minerals & Production, L.P. and therefore may be deemed to possess sole voting and dispositive power with respect to the 1,151,523 common units held of record by Montierra Minerals & Production, L.P. Montierra Management LLC disclaims beneficial ownership of these securities in excess of its pecuniary interests therein.
(2)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: Natural Gas Partners VII, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,391,619(1)
	6	Shared voting power 0
	7	Sole dispositive power 2,391,619(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,391,619(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 1.83% (2)
12	Type of reporting person PN

(1)	Natural Gas Partners VII, L.P. is the sole record owner of 555,875 common units. Natural Gas Partners VII, L.P. directly or indirectly owns 100% of each of ERH NGP 7 SPV, LLC and NGP Income Management L.L.C., and therefore may also be deemed to possess sole voting and dispositive power with respect to the 664,792 common units held of record by ERH NGP 7 SPV, LLC and the 10,122 common units held of record by NGP Income Management L.L.C. Natural Gas Partners VII, L.P. appoints three managers on the board of Montierra Management LLC, which serves as the general partner of Montierra Minerals & Production, L.P., and Natural Gas Partners VII, L.P. also owns a majority limited partner interest in Montierra Minerals & Production, L.P. Natural Gas Partners VII, L.P. thus may be deemed to beneficially own the 9,307 common units held of record by Montierra Management LLC and the 1,151,523 common units held of record by Montierra Minerals & Production, L.P. Natural Gas Partners VII, L.P. disclaims beneficial ownership of all of the foregoing securities in excess of its pecuniary interests therein.
(2)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: Natural Gas Partners VIII, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,114,819(1)
	6	Shared voting power 0
	7	Sole dispositive power 7,114,819(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 7,114,819(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.44% (2)
12	Type of reporting person PN

(1)	Natural Gas Partners VIII, L.P.is the sole record owner of 5,814,538 common units. Natural Gas Partners VIII, L.P. indirectly owns 100% of ERH NGP 8 SPV, LLC and therefore may also be deemed to possess sole voting and dispositive power with respect to the 1,300,281 common units held of record by ERH NGP 8 SPV, LLC. Natural Gas Partners VIII, L.P. disclaims beneficial ownership of these securities in excess of its pecuniary interests therein.
(2)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: NGP Income Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5	Sole voting power 10,122
	6	Shared voting power 0
	7	Sole dispositive power 10,122
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 10,122
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.01% (1)
12	Type of reporting person OO (Limited Liability Company)

(1)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: Eagle Rock Holdings NGP 7, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 664,792(1)
	6	Shared voting power 0
	7	Sole dispositive power 664,792(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 664,792(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.51% (2)
12	Type of reporting person OO (Limited Liability Company)

(1)	Eagle Rock Holdings NGP 7, LLC is the sole member of ERH NGP 7 SPV, LLC and therefore may also possess sole voting and dispositive power with respect to the 664,792 common units held of record by ERH NGP 7 SPV, LLC.
(2)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: Eagle Rock Holdings NGP 8, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,300,281(1)
	6	Shared voting power 0
	7	Sole dispositive power 1,300,281(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,300,281(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.99%(2)
12	Type of reporting person OO (Limited Liability Company)

(1)	Eagle Rock Holdings NGP 8, LLC is the sole member of ERH NGP 8 SPV, LLC and therefore may also possess sole voting and dispositive power with respect to the 1,300,281 common units held of record by ERH NGP 8 SPV, LLC.
(2)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: ERH NGP 7 SPV, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 664,792
	6	Shared voting power 0
	7	Sole dispositive power 664,792
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 664,792
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.51%
12	Type of reporting person OO (Limited Liability Company)

(1)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: ERH NGP 8 SPV, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,300,281
	6	Shared voting power 0
	7	Sole dispositive power 1,300,281
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,300,281
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.99%(1)
12	Type of reporting person OO (Limited Liability Company)

(1)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: NGP Income Co-Investment Opportunities Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 361,569
	6	Shared voting power 0
	7	Sole dispositive power 361,569
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 361,569
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.28% (1)
12	Type of reporting person PN

(1)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

CUSIP No. 92205F106

1	Name of reporting person: NGP Energy Capital Management, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5	Sole voting power 9,868,007(1)
	6	Shared voting power 0
	7	Sole dispositive power 9,868,007(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 9,868,007(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.54% (2)
12	Type of reporting person OO (Limited Liability Company)

(1)	NGP Energy Capital Management, L.L.C. does not directly own any common units; however, the ultimate general partners of Natural Gas Partners VII, L.P. and Natural Gas Partners VIII, L.P. have delegated full power and authority to manage Natural Gas Partners VII, L.P. and Natural Gas Partners VIII, L.P. to NGP Energy Capital Management, L.L.C. NGP Energy Capital Management, L.L.C. also has the full power and authority to manage NGP Income Co-Investment Opportunities Fund II, L.P. Therefore, NGP Energy Capital Management, L.L.C. may be deemed to possess sole voting and dispositive power with respect to the 9,868,007 common units reported in this Schedule 13G. NGP Energy Capital Management, L.L.C. disclaims beneficial ownership of these securities in excess of its pecuniary interests therein.
(2)	Based on an estimated 130,800,000 common units issued and outstanding as of the date immediately following the later to occur of the transactions contemplated by (i) the merger agreement among the Issuer, LRR Energy, L.P. and the other parties thereto and (ii) the merger agreement among the Issuer, Eagle Rock Energy Partners, L.P. and the other parties thereto, as disclosed by the Issuer in Amendment No. 5 to its Form S-4, filed with the SEC on August 31, 2015.

Item 1(a).	Name of Issuer: Vanguard Natural Resources, LLC (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5847 San Felipe, Suite 3000 Houston, Texas 77057

Item 2(a).

Names of Persons Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)       Montierra Minerals & Production, L.P.,

(ii)      Montierra Management LLC,

(iii)     Natural Gas Partners VII, L.P.,

(iv)     Natural Gas Partners VIII, L.P.,

(v)      NGP Income Management L.L.C.,

(vi)     Eagle Rock Holdings NGP 7, LLC,

(vii)    Eagle Rock Holdings NGP 8, LLC,

(viii)   ERH NGP 7 SPV, LLC,

(ix)     ERH NGP 8 SPV, LLC,

(x)      NGP Income Co-Investment Opportunities Fund II, L.P. and

(xi)     NGP Energy Capital Management, L.L.C.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).

Address or Principal Business Office or, if none, Residence:

(i)       The address of each Reporting Person other than Montierra Minerals & Production, L.P. and Montierra  Management LLC is:

 5221 N. O’Connor Blvd., Suite 1100

 Irving, Texas 75039

(ii)      The address of Montierra Minerals & Production, L.P. and Montierra Management LLC is:

 16107 Kensington Drive #257

 Sugar Land, Texas 77479

Item 2(c).	Citizenship:

	(i) Montierra Minerals & Production, L.P.	Texas

	(ii) Montierra Management LLC	Texas

	(iii) Natural Gas Partners VII, L.P.	Delaware

	(iv) Natural Gas Partners VIII, L.P.	Delaware

	(v) NGP Income Management L.L.C.	Texas

	(vi) Eagle Rock Holdings NGP 7, LLC	Delaware

	(vii) Eagle Rock Holdings NGP 8, LLC	Delaware

	(viii) ERH NGP 7 SPV, LLC	Delaware

	(ix) ERH NGP 8 SPV, LLC	Delaware

	(x) NGP Income Co-Investment Opportunities Fund II, L.P.	Delaware

	(xi) NGP Energy Capital Management, L.L.C.	Texas

Item 2(d).	Title of Class of Securities: Common units representing limited liability company interests

Item 2(e).	CUSIP Number: 92205F106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information contained in the cover pages hereto is incorporated by reference into this Item 4.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2015

MONTIERRA MINERALS & PRODUCTION, L.P.
By its general partner, Montierra Management LLC

By:	/s/ Joseph A. Mills
Name:	Joseph A. Mills
Title:	Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills
Name:	Joseph A. Mills
Title:	Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.
By its general partner, G.F.W. Energy VII, L.P.
By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

NATURAL GAS PARTNERS VIII, L.P.
By its general partner, G.F.W. Energy VIII, L.P.
By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	President

Signature Page to Schedule 13G

EAGLE ROCK HOLDINGS NGP 7, LLC
By its sole member, Natural Gas Partners VII, L.P.
By its general partner, G.F.W. Energy VII, L.P.
By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

EAGLE ROCK HOLDINGS NGP 8, LLC
By its sole member, Natural Gas Partners VIII, L.P.
By its general partner, GFW Energy VIII, L.P.
By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

ERH NGP 7 SPV, LLC

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer & President

ERH NGP 8 SPV, LLC

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer & President

NGP INCOME CO-INVESTMENT OPPORTUNITIES FUND II, L.P.
By its general partner, NGP Income Co-Investment II GP, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	President

Signature Page to Schedule 13G

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Manager

Signature Page to Schedule 13G

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13G, dated October 13, 2015.